THE MUNDER FUNDS TRUST

SERVICE PLAN


	Section 1.	Upon the recommendation of The Shareholder
Services Group, Inc. ("TSSG"), the administrator of The Munder Funds Trust f/k/a Ambassador Funds (the "Trust"), any officer of the Trust is authorized to execute and deliver, in the name and on behalf of the Trust, written agreements based on the form attached hereto as Appendix A or any other form duly approved by the Trust's Board of Trustees ("Agreements") with institutional investors ("Shareholder Organizations") which are shareholders or dealers of record or which have a servicing relationship with the beneficial owners of shares of the Investors Class of any Fund of the Trust. Pursuant to such Agreements, Shareholder Organizations shall provide support services as set forth therein to their clients who beneficially own Class K Shares in consideration of a fee, computed monthly in the manner set forth in the Agreements, at an annual rate of up to .25% of the average daily net asset value of the Class K Shares beneficially owned by such clients. Comerica Bank and its affiliates are eligible to become Shareholder Organizations and to receive fees under this Plan.

	Section 2.	TSSG shall monitor the arrangements pertaining
to the Trust's Agreements with Shareholder Organizations in accordance with the terms of TSSG's agreement with the Trust.
TSSG shall not, however, be obligated by this Plan to recommend, and the Trust shall not be obligated to execute, any Agreement with any qualifying Shareholder Organization.

	Section 3.	So long as this Plan is in effect, TSSG shall
provide to the Trust's Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

	Section 4.	This Plan shall become effective immediately
with respect to each class of Class K Shares upon the approval of the Plan (and the form of Agreement attached hereto) by a majority of the Trust's Board of Trustees, including a majority of the Trustees who are not "interested persons," as defined in the Investment Company Act of 1940, as amended (the "Act"), of the
Trust and have no direct or indirect financial interest in the operation of this Plan or in any Agreement related to this Plan
(the "Disinterested Trustees"), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan (and form of Agreement).

	Section 5.	Unless sooner terminated, this Plan shall
continue in effect for so long as its continuance is approved at least annually in the manner set forth in Section 4.

	Section 6.	This Plan may be amended at any time with
respect to any class of Class K Shares by the Trust's Board of Trustees, provided that any material amendment of the terms of this Plan shall become effective only upon the approvals set forth in Section 4.

	Section 7.	This Plan is terminable at any time with respect
to any class of Class K Shares by vote of a majority of the Disinterested Trustees.

	Section 8.	While this Plan is in effect, the selection and
nomination of those trustees who are not "interested persons" (as defined in the Act) of the Trust shall be committed to the discretion of such non-interested Trustees.

	Section 9.	The Trust adopted this Plan as of July 31, 1995.


shared/bankgrp/ambassador/agreements/kservpln.doc